

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2024

Stamatis Tsantanis
Chief Executive Officer
United Maritime Corp
154 Vouliagmenis Avenue
166 74 Glyfada
Greece

> **Re: United Maritime Corp**
> **Post-Effective Amendment No. 2 to Form F-1 on Form F-3**
> **Filed April 1, 2024**
> **File No. 333-266099**

Dear Stamatis Tsantanis:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 2 to Form F-1 on Form F-3

General

1. If you are relying on General Instruction I.B.5 for Form F-3 eligibility, please include the information required pursuant to Instruction 7 and General Instruction I.B.5 of Form F-3.

2. Please revise to incorporate the Form 20-F filed on April 2, 2024. In addition, please file a new auditor's consent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation